April 10, 2014
VIA EDGAR AND OVERNIGHT MAIL
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed on February 5, 2014
File No. 000-15386
Dear Mr. Wilson:
We are in receipt of your letter dated March 31, 2014 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 28, 2013 filed on February 5, 2014, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended December 28, 2013
Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

1.
We note that certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source are not disclosed. With a view towards future disclosure, please advise what consideration you gave to providing quantitative disclosures for each driving factor (as well as quantifying offsetting amounts) rather than using terms such as “primarily.” Refer to Section III.D of SEC Interpretive Release 33-6835.

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 10, 2014
CERN Page 2

For example, you state:

•	On page 22, that the 6% decrease in system sales was driven by lower levels of technology resale, which more than offset growth in licensed software, subscriptions, and software as a service;

•
On page 22, that the 21% increase in services revenue was driven by growth in CernerWorks and an increase in professional services due to the implementation and consulting activities and growth in Cerner ITWorks and Cenrer RevWorks services; and

•
On page 24, that other than a one-time settlement charge, the 30% increase in expenses not attributed to an operating segment, was primarily due to growth in corporate and development personnel costs, along with increased depreciation and amortization related to acquired intangibles, which was partially offset by increased software capitalization.

Company's Response:
Commencing with our Form 10-Q for the period ended March 29, 2014, we will expand our quantitative disclosures when there are two or more sources of a material change impacting our results of operations, including the use of dollar amounts or percentages, as reasonably practical.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(3) Investments, page 56

2.	Tell us what consideration you gave to disclosing the contractual maturities of your short term investments in accordance with ASC 320-10-50-2.
Company's Response:
We believe it is inherent in the short-term classification that such securities have contractual maturities of less than one year. However, in future Form 10-K filings we will clarify by adding the underlined text to our disclosures within significant accounting policies: “Our short-term investments are primarily invested in time deposits, commercial paper, government and corporate bonds, with maturities of less than one year."
At this time, we do not believe additional disaggregation of our short-term investment contractual maturities is warranted, given the lack of qualitative factors (i.e.: liquidity or

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 10, 2014
CERN Page 3

cash flow issues) which would make such information material to a financial statement user. As additional information, please note that the contractual maturities of our short-term investments are not disproportionally distributed across the one-year period.
(5) Receivables, page 58

3.
Please tell us the factors you considered in determining that the collection of your outstanding receivables from Fujitsu continues to be probable, including the status of any proceedings relating to the claims between Fujitsu and NHS. Tell us whether you consider there to be a reasonable possibility that your estimate might change in the near term and what consideration you gave to disclosing this. We refer you to ASC 275-10-50.

Company's Response:
As previously disclosed in our letters dated March 29, 2013 and May 3, 2013, Fujitsu Services Limited (“Fujitsu”) has indicated that pursuant to the terms of our agreement with Fujitsu (the “Subcontract”), it will not address the outstanding accounts and contracts receivable until it has resolved the claims between Fujitsu and The Secretary of State for Health (the “Authority”) in England and Wales arising out of the termination of the Project Agreement between Fujitsu and the Authority. As previously disclosed, the dispute resolution proceedings between Fujitsu and the Authority are private and confidential and Cerner Limited is not a party to those proceedings. Thus, we do not have complete knowledge of the progress and status of such proceedings. For these reasons, we are only able to disclose that resolution of our outstanding accounts and contracts receivable with Fujitsu first requires final resolution of the dispute between Fujitsu and the Authority with respect to the Project Agreement.
However, at the February 5, 2014 Form 10-K filing date, to our knowledge there had been no change in the status of the Fujitsu matter that would impact our conclusions regarding the collectability of these amounts or impact our disclosure, which factors were more specifically disclosed in our letters dated March 29, 2013 and May 3, 2013. Based on the information available at this time, we believe that Cerner Limited is entitled to fully collect on the outstanding accounts and contracts receivable due from Fujitsu based on the terms of the Subcontract. Similarly, based on the facts and circumstances known at this time, including without limitation that we believe Fujitsu has the financial means to pay the outstanding accounts and contracts receivable, management has deemed collection of such amounts is probable.
At the February 5, 2014 Form 10-K filing date, based on all information known to the Company, we did not believe there to be a reasonable possibility that our estimates might materially change in the near term regarding the collectability of such amounts. The age of the receivables continues to be a function of the Subcontract dispute resolution

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 10, 2014
CERN Page 4

procedures and the Project Agreement dispute resolution process rather than reflecting on the quality or collectability of our claims.
Additionally, please note that amounts due from Fujitsu did not increase in prominence during the period ended December 28, 2013, in relation to our consolidated financial statements as a whole. Our revenues, earnings before income taxes, and total assets increased 9%, 1%, and 11%, respectively, during the year ended December 28, 2013. However, our receivables attributable to Fujitsu did not change.
We will continue to monitor developments and the facts and circumstances for purposes of evaluating the need for additional disclosure in future filings.
(11) Settlement Charges, page 63

4.
We note your disclosure that you recognized a pre-tax charge of $106.2 million in the fourth quarter of 2013 relating to an arbitration matter that has been resolved and paid. We note that this matter was not disclosed in your 10-K for the year ended December 29, 2012. Tell us how your prior disclosures complied with ASC 450, and the requirements of Item 101 (Description of Business), 103 (Legal Proceedings), and 303 (MD&A) of Regulation S-K.

Company's Response:
The Company first learned that Trinity Medical Center in Minot, North Dakota (“Minot”) was transitioning away from the Company’s patient accounting software solution and certain IT services provided by the Company in April 2012. However, the Company did not learn of Minot's initial damage claim for $219 million (which was later increased to $240 million) until October 2012. At that time, the Company did not have sufficient support for the claims alleged to fully understand their viability and make an estimate of damages.
All of the information available to the Company at the time the Form 10-K for the year ended December 29, 2012 was filed indicated that the claim was without merit, and it was not reasonably possible that a loss had been incurred. Therefore, the Company determined not to include disclosure in its consolidated financial statements for the year ended December 29, 2012, under the guidance in FASB ASC Topic 450, Contingencies.
Having concluded it not reasonably possible that a loss had been incurred, the Company further determined disclosure of the claim under Description of Business, Legal Proceedings or Management Discussion & Analysis in the Form 10-K for the year ended December 29, 2012 was not necessary. Specifically, with respect to the Legal Proceedings section, disclosure under Item 103 of Regulation S-K is not required for a proceeding that involves a claim for damages when the amount involved, exclusive of interest and costs,

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 10, 2014
CERN Page 5

does not exceed 10 percent of the consolidated current assets of the registrant. At December 29, 2012, Cerner had current assets of $1,790 million. Other than the unsubstantiated claim of Minot, the information available to Cerner at the time the Form 10-K was filed supported Cerner's determination that the amount in dispute was substantially less than $179 million (10% of the current assets), and therefore, disclosure under Item 103 was not required.
The Company did not receive the revised reports of Minot's expert witnesses regarding its alleged damages until July 2013 and did not depose those witnesses until the last week in August 2013. The Company’s expert witness delivered its report in August 2013. The report identified flaws in Minot's analysis and numerous errors and made the assessment that, if the Company's patient accounting system was responsible for deterioration in the hospital's financial condition, the provable damages would be approximately $4 million. The Company had not concluded that the patient accounting system was responsible for such deterioration. In fact, the Company asserted that the wrongful termination of the IT Works Agreement resulted in contract damages suffered by the Company for which Minot would owe the Company.
Following the receipt of the reports of Minot's expert witnesses and the opportunity to depose those witnesses, the Company determined that disclosure of the arbitration proceeding under Legal Proceedings in the Form 10-Q for the period ended September 28, 2013 was appropriate.
However, at that point it was still the Company’s judgment that Trinity’s claims were without merit, and the possibility of an unfavorable resolution of such claims was remote. Therefore, the Company determined not to include disclosure in its consolidated financial statements for the period ended September 28, 2013, under the guidance in FASB ASC Topic 450, Contingencies.
(17) Related Party Transactions
Continuous Campus, page 69

5.
We note your disclosure that the maximum repayment amount relating to cash grants received from the Kansas Department of Commerce is $51.9 million. However, we note that in your response to comment 3 in your letter dated May 3, 2013 you stated that the maximum repayment amount was $64.9 million. Please reconcile these amounts. Further, we note your disclosure that under a separate agreement, the Developer and OnGoal have agreed to be responsible for certain shortfall payments that may become due. Tell us what consideration you gave to clarifying your disclosure to indicate which shortfall payments these parties will be responsible for, and whether they include the $51.9 million maximum repayment amount.

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 10, 2014
CERN Page 6

Company's Response:
Subsequent to our May 3, 2013 correspondence with the Staff, our agreement with the Kansas Department of Commerce was amended, reducing the maximum repayment amount to $51.9 million at the end of 2013. This agreement was modified due to legislated changes in the Kansas individual income tax rates, whereas employee payroll tax withholdings would be reduced subsequent to the changes. Per the amendment, the $51.9 million will be adjusted up or down during the 10-year period commencing in January 2014, based on any future changes to Kansas individual income tax rates.
To provide clarification to the Staff, Developer and OnGoal are responsible to Cerner for certain of the shortfall payments that may become due up to the current maximum repayment amount of $51.9 million, related to issuance costs and new job commitments.

* * * * * * * *
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton Marc G. Naughton, Executive Vice President and Chief Financial Officer